Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

dated November 16, 2020

to Prospectus dated February 23, 2018

Registration No. 333-223206

Pricing Term Sheet

$350,000,000 2.750% Senior Notes due 2030

The information in this pricing term sheet supplements STORE Capital Corporation’s preliminary prospectus supplement, dated November 16, 2020 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to STORE Capital Corporation and not to its subsidiaries.

Issuer:	STORE Capital Corporation

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB (Stable) / BBB (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	November 16, 2020

Settlement Date:	November 18, 2020

Maturity Date:	November 18, 2030

Interest Payment Dates:	May 18 and November 18, beginning May 18, 2021

Record Dates:	May 1 and November 1

Principal Amount:	$350,000,000

Benchmark Treasury:	0.875% due November 15, 2030

Benchmark Treasury Price / Yield:	99-24 / 0.901%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	2.801%

Coupon:	2.750%

Public Offering Price:	99.558% of the principal amount

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Optional Redemption Provisions:

Make-Whole Call:	Prior to August 18, 2030, based on the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points.

Par Call:	On or after August 18, 2030, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.

Use of Proceeds:	The Issuer estimates that the net proceeds to it from this offering will be approximately $345.5 million, after deducting the underwriting discount and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds to it from this offering to repay indebtedness, including amounts outstanding under its 2017 $100 million term credit agreement and its STORE Master Funding Series 2015-1 Class A-1 notes, to fund property acquisitions, for working capital and other general corporate purposes, or a combination of the foregoing. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	862121 AC4 / US862121AC45

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:

Capital One Securities, Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

U.S. Bancorp Investments, Inc.

Citigroup Global Markets Inc.

Truist Securities, Inc.

BMO Capital Markets Corp.

Raymond James & Associates, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering (or, if available, the final prospectus supplement), the Issuer’s prospectus in the registration statement (to which it relates) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Wells Fargo Securities, LLC, c/o WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402 or by calling (800) 645-3751 or by emailing wfscustomerservice@wellsfargo.com; Goldman Sachs & Co. LLC, via telephone: (866) 471-2526 or (212) 902-1171, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com, or standard mail at Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department; or J.P. Morgan Securities LLC at 383 Madison Ave., Attn: Investment Grade Syndicate Desk, New York, NY 10179 or by calling collect (212)-834-4533.